Diamondback Energy, Inc.
500 West Texas, Suite 1200
Midland, Texas 79701

May 17, 2019

VIA EDGAR

United States Securities and Exchange Commission
The Division of Corporation Finance
Office of Natural Resources
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:    John Cannarella
Jenifer Gallagher

Re:	Diamondback Energy, Inc. Form 10-K for Fiscal Year Ended December 31, 2018 Response Letter Filed May 3, 2019 File No. 001-35700
Ladies and Gentlemen:
Set forth below is the response of Diamondback Energy, Inc., a Delaware corporation (“Diamondback”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 9, 2019 (the “Comment Letter”), with respect to the Form 10-K for the fiscal year ended December 31, 2018 filed by Diamondback with the Commission on February 25, 2019 and amended on March 12, 2019 (the “Form 10-K”).
For the Staff’s convenience, Diamondback has set forth below the Staff’s comment included in the Comment Letter followed by the Company’s response thereto.
Form 10-K for Fiscal Year Ended December 31, 2018

Financial Statements
Note 2 - Summary of Significant Accounting Policies
Oil and Natural Gas Properties, page F-11

1.
We note your response to prior comment four includes draft disclosure to be included in your Form 10-Q for the quarterly period ending March 31, 2019, regarding the cost center ceiling utilized in your application of the full cost method. We previously observed that you did not indicate how future expenditures to be incurred in developing and producing the proved reserves were considered in your computation of the ceiling. Your newly proposed disclosure includes a reference to such expenditures but now omits reference to the present value of estimated future net revenues, which must also be considered in computing the cost center ceiling. Therefore, your proposed disclosure of

500 West Texas, Suite 1200, Midland, Texas 79701, tel. (432) 221-7400/diamondbackenergy.com

United States Securities and Exchange Commission
May 17, 2019

the cost center ceiling is also inconsistent with Rule 4-10(c)(4)(i) of Regulation S-X. Please revise your accounting policy disclosure and accounting, if necessary, to reflect a complete understanding and application of the full cost ceiling test requirements.

Response: In Diamondback’s Form 10-Q for the quarterly period ended March 31, 2019, filed with the Commission on May 10, 2019 (the “Form 10-Q”), Diamondback further clarified the definition of the cost center ceiling to accurately reflect its use in Diamondback’s application of the full cost method of accounting, which clarification is included in the Form 10-Q beginning on page 15. For the Staff’s convenience, such updated disclosure is also included below:

“Under the full cost method of accounting, the Company is required to perform a ceiling test each quarter. The test determines a limit, or ceiling, on the book value of the proved oil and natural gas properties. Net capitalized costs are limited to the lower of unamortized cost net of deferred income taxes, or the cost center ceiling. The cost center ceiling is defined as the sum of (a) estimated future net revenue including estimated expenditures (based on current costs) to be incurred in developing and producing the proved reserves, discounted at 10% per annum, from proved reserves, based on the trailing 12-month unweighted average of the first-day-of-the-month price, adjusted for any contract provisions or financial derivatives, if any, that hedge the Company’s oil and natural gas revenue, and excluding the estimated abandonment costs for properties with asset retirement obligations recorded on the balance sheet, (b) the cost of properties not being amortized, if any, and (c) the lower of cost or market value of unproved properties included in the cost being amortized, including related deferred taxes for differences between the book and tax basis of the oil and natural gas properties. If the net book value, including related deferred taxes, exceeds the ceiling, an impairment or non-cash writedown is required.”

Diamondback further notes that this clarification to the cost center ceiling definition did not have any impact on Diamondback’s accounting in the first quarter of 2019 or prior periods.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 463-6900 or Seth R. Molay, P.C. of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.
Sincerely,
/s/ Teresa L. Dick
Teresa L. Dick
Executive Vice President and
Chief Accounting Officer
cc:    Seth R. Molay, P.C.
    Akin Gump Strauss Hauer & Feld LLP